SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549
FORM 12b-25
Commission File Number: 000-15752
NOTIFICATION OF LATE FILING
(Check One):
     ☐ Form 10-K
     ☐ Form 20-F
     ☑ Form 11-K
     ☐ Form 10-Q
     ☐ Form N-SAR
     ☐ Form N-CSR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Savings Bank Employees Retirement Association
401(k) Plan as adopted by Century Bancorp, Inc.
(Full name of registrant)
400 Mystic Avenue
(Address of principal executive office(Street and number))
Medford, Massachusetts 02155
(City, State and Zip Code)

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.
Savings Bank Employees Retirement Association 401(k) Plan as adopted by Century Bancorp, Inc. (the
“Plan”) is unable to file its Annual Report on Form 11-K for the period ended December 31, 2008
(the “11-K”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in the collection and compilation of certain information required to be included in the 11-K.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
Savings Bank Employees Retirement Association 401(k) Plan as adopted by Century Bancorp, Inc., c/o
William P. Hornby, Chief Financial Officer—Century Bancorp, Inc., (781) 393-4630
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the years ended December 31, 2008 and 2007, it is anticipated that the (decrease) increase in net assets reported by the Plan will be ($1,674,000) and $1,022,000, respectively. This fluctuation is due primarily to the performance of the assets held by the Plan.

Savings Bank Employees Retirement Association
401(k) Plan as adopted by Century Bancorp, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

	By:	Century Bancorp, Inc.

Date: June 30, 2009	By: Name:	/s/ William P. Hornby William P. Hornby
	Title:	Chief Financial Officer
Century Bancorp, Inc.
Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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